For the period ended December 31, 1995	Exhibit 77C
File Number 811-4333


A special meeting of shareholders of Mitchell Hutchins/Kidder, Peabody Government Income Fund ("MH/KP Government Income Fund") was held on October 19, 1995. At the meeting the following agreement was approved for the Fund:


	An Amended and Restated Agreement and Plan of Reorganization and Dissolution
under which PaineWebber U.S. Government Income Fund ("PW U.S. Government
Income Fund"), a series of PaineWebber Managed Investment Trust, would acquire the assets of MH/KP Government Income Fund in exchange solely for shares of beneficial interest in PW U.S. Government Income Fund and the assumption by PW U.S. Government Income Fund of MH/KP Government Income
Fund's liabilities followed by the distribution of those shares to the shareholders of MH/KP Government Income Fund.

The votes were as follows:


			  Shares		      Shares		         Shares
			Voted For		Voted Against		Withhold Authority

			1,732,525		     35,059		       97,525